Michael Tenta

+1 650 843 5636

mtenta@cooley.com

July 5, 2019

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Sonia Bednarowski
Mr. Dietrich King
Ms. Sasha Parikh
Mr. Jim Rosenberg

Re:	RAPT Therapeutics, Inc.
Draft Registration Statement on Form S-1
Submitted May 24, 2019
CIK No. 0001673772

Ladies and Gentlemen:

On behalf of RAPT Therapeutics, Inc. (“RAPT” or the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 19, 2019 (the “Comment Letter”) with respect to the Company’s confidential Draft Registration Statement on Form S-1 submitted to the Commission on May 24, 2019 (the “Draft Registration Statement”).

In response to the Comment Letter, the Company is publicly filing an amended version of the Draft Registration Statement via EDGAR (the “First Amended Registration Statement”) with this response letter. We are providing the Staff a courtesy copy of the First Amended Registration Statement and a marked version showing changes from the Draft Registration Statement.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, the text of which we have incorporated herein for convenience in italicized type, followed by the Company’s response. Page references in the responses herein correspond to the page numbers in the First Amended Registration Statement.

Draft Registration Statement on Form S-1

Our CCR4 Franchise, page 1

1.

Here and throughout the prospectus, please revise your disclosure to remove comparisons of your drug candidates to other product candidates, products and treatments, unless you have conducted head-to-head clinical trials, which you should disclose. For example, we note your statements on page 2 (i) that disclose that your approach is designed to avoid “a side effect experienced with other approaches, including an existing CCR4 therapy,” (ii) that compare your drug candidates to other “available therapies such as checkpoint inhibitors,” and (iii) that contrast your drug candidate to Poteligeo and other Treg- depleting antibodies, your statements on page 3 that compare your preclinical drug candidate to marketed injectable products for the treatment of AD, your statement

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

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July 5, 2019

Page Two

on page 89 that refers to your clinical candidates FLX475 and RPT193 as having “best-in-class” potency and your comparison of FLX475 to other antibody therapies on page 95.

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure throughout the First Amended Registration Statement to remove direct comparisons of its drug candidates or its approach to other product candidates, products and treatments and on page 93, replaced the term “best-in-class” with “favorable.” In addition, the Company revised the disclosure on page 14 to clarify that while the Company’s drug candidates are designed to address the same indications as certain existing drugs and therapies, the Company has not conducted head-to-head clinical trials comparing its drug candidates with such existing drugs and therapies. The Company believes its approach, designed to produce a particular biological effect and avoid certain others, is material to investors and it has retained this disclosure. The Company has added disclosure to the Risk Factors on page 14 to make clear that the design of its drug candidates to achieve an intended biological effect and to avoid certain others, even if demonstrated in preclinical research, does not assure that the effect will be observed in clinical trials or that it will offer any significant clinical benefit.

In response to example (ii) noted in the Staff’s comment, the Company respectfully submits that its proposed disclosure does not compare its drug candidate FLX475 to available therapies such as checkpoint inhibitors. The Company has evaluated its drug candidate FLX475 in combination with an immune checkpoint inhibitor in preclinical models and FLX475 is undergoing clinical testing in the Company’s on-going Phase 1/2 trial in combination with pembrolizumab, which is an approved checkpoint inhibitor. FLX475 is also being evaluated in this trial as a monotherapy. The Company believes that blocking the migration of Treg, which FLX475 has been designed to do, may restore naturally-occurring antitumor immunity and be synergistic with a variety of conventional and immune-based therapies, such as radiation, chemotherapy, checkpoint inhibitors, immune stimulators and adoptive T cell therapy. The reference in the Company’s disclosure to “currently available therapies such as checkpoint inhibitors” (on pages 2 and 87) is intended to explain this potentially synergistic effect, its biologicial basis and the rationale for a clinical trial in combination with the checkpoint inhibitor pembrolizumab, and is not a comparison of FLX475 to another drug.

In response to the Staff’s comment on our comparison of FLX475 to other antibody agents on page 95 of the Draft Registration Statement, the Company has revised the disclosure on page 100 of the First Amended Registration Statement to clarify that the comparison is based on preclinical studies and respectfully submits that the disclosure contrasts FLX475 to a class of molecules (Treg-depleting antibody agents) and not to any product candidate or product.

Prospectus Summary

Overview, page 1

2.

Please tell us why you believe it is material to investors to include RPT-GCN2i and HPK1 in your pipeline chart on page 1, as you have not yet identified specific indications for these product candidates. In addition, please revise the pipeline chart to disclose the specific cancers for which you have submitted an IND or INDs for FLX475. In this regard, we note your disclosure on page 2 that “charged” tumors include non-small cell lung cancer, triple negative breast cancer, head and neck squamous cell carcinoma, nasopharyngeal cancer, gastric cancer, certain Hodgkin and non-Hodgkin lymphomas, and cervical cancer. Similarly, please identify the specific allergic diseases for which you intend to submit an IND or INDs to the FDA. In this regard, we note that your chart indicates that you plan to submit an IND for asthma and “other allergic diseases.”

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

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July 5, 2019

Page Three

The Company acknowledges the Staff’s comment and has revised its pipeline chart on pages 1 and 86 of the First Amended Registration Statement to remove the arrow for the “other undisclosed” and to provide the specific tumor types for which an IND has been submitted for FLX475 and the specific allergic diseases for which the Company intends to submit an IND for RPT193. The Company believes its RPT-GCN2i and HPK1 programs will be the source of the next product candidates it will advance into the clinic and upon which it will spend a portion of the proceeds from the offering, and that to exclude them from the pipeline table would be an omission of information potentially material to investors.

3.	Please remove from the pipeline chart on page 1 the shaded horizontal bars. Please limit the bars to displaying the current status of your candidates.

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 1 and 86 of the First Amended Registration Statement to remove the shaded horizontal bars from the pipeline chart.

CCR4 Antagonist for Oncology: FLX475, page 2

4.

We note your disclosure on page 2 regarding the results of preclinical tumor models using FLX475. As FLX475 is in clinical trials, please limit the prospectus summary discussion of your results to a description of the clinical trials. In addition, please disclose which phase of the FDA approval process you are referring to when you state that you expect “proof-of-concept” data in the first half of 2020 for FLX475.

The Company acknowledges the Staff’s comment. In response to the Staff’s request that references to results for FLX475 in the prospectus summary be limited to a description of clinical trials, the Company respectfully submits that, given the current stage of development of FLX475 (it is currently being evaluated in its first clinical trial, a Phase 1/2 trial that has not yet concluded nor yielded results) it is material and beneficial to investors to include a balanced description of the FLX475 preclinical data in the prospectus summary, and, based on the disclosure of comparably positioned issuers, is customary to do so. The results of FLX475 preclinical tumor models are critical to support the scientific and biological rationale for the use of a CCR4 antagonist in treating cancer and provide justification for the advancement of this drug candidate to clinical testing in cancer patients.

In response to the second part of the Staff’s comment regarding “proof-of-concept” data, the Company has revised the disclosure on pages 3, 71, 85, 88, 95 and 100 of the First Amended Registration Statement.

CCR4 Antagonist for Allergic Inflammatory Disease: RPT193, page 3

5.

Please revise the first paragraph of this section to clarify whether you have submitted an IND for RPT193 to treat atopic dermatitis, and, if not, please disclose the date you intend to submit the IND. In addition, please provide a brief explanation of a “seamless” first in human trial, and expand your Government Regulation section beginning on page 117 to address seamless clinical trials.

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 3, 71, 85, 88, 107, 117, 126 and 127 of the First Amended Registration Statement.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

July 5, 2019

Page Four

6.

Please revise your disclosure here and throughout the prospectus to eliminate any suggestion that your product candidates have been or will ultimately be determined safe or effective, as only the FDA and foreign government equivalent regulators have the authority to make these determinations. For example, we note your discussion in the second paragraph of this section regarding the safety and efficacy of RPT193, your statement on page 69 that “FLX475 has also demonstrated robust single agent and combination efficacy in preclinical tumor models . . ., “ your statement regarding RPT193 that “the preclinical safety and efficacy results combined with the convenience of oral dosing suggest a profile competitive with standard of care,” and your chart and discussion of the safety and efficacy of RPT193 on page 106.

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 3, 71, 85, 88, 94, 107, 113, 114 and 117 of the First Amended Registration Statement.

GCN2 and HPK1 Programs for Oncology, page 3

7.

Please remove conclusory statements here and throughout the prospectus regarding the results of your preclinical and clinical studies. For example, on page 4, you state that “[y]our lead molecule has demonstrated the ability to restore T cell proliferation and function in nutrient-deprived conditions, to overcome immune suppression induced by myeloid-derived suppressor cells, and to elicit antitumor responses in animal models,” on page 69, you state that FLX475 demonstrated a high level of target engagement, that FLX475 selectively inhibits the migration of immunosuppressive Treg into tumors and on page 91 that, “in preclinical studies, you have demonstrated the association between EBV and CCR4 ligand expression, which is believed to be causal to Treg migration.” For preclinical studies, please disclose a summary of the number and types of tests conducted as well as quantitative information regarding the range of results observed and, for clinical studies, please disclose the endpoints, whether the results were statistically significant and the p-value used.

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 4, 71, 85, 88, 89, 95, 100-103, 114-117, 119, 120 and 121 of the First Amended Registration Statement. We have modified language to clarify the conclusions are based on preclinical studies. The Company directs to the Staff to the p values for preclinical studies included in the graphs on pages 101-103, 114-117 and 120 of the First Amended Registration Statement.

Our Proprietary Drug Discovery and Development Engine, page 4

8.

Please balance your disclosure on page 4 regarding your “deep expertise in immunology and drug discovery” by disclosing here your limited operating history and limited experience in product development. Similarly, please balance your disclosure throughout the prospectus regarding your proprietary drug discovery and development engine to address its lack of a track record.

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 4, 90 and 92 of the First Amended Registration Statement to attribute such expertise to its team, rather then to the Company itself, and has added balancing disclosure to pages 15 and 16.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

July 5, 2019

Page Five

Implications of Being an Emerging Growth Company, page 7

9.

Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment and advises the Staff that it has commenced “testing the waters” meetings with potential investors. Accordingly, the Company is supplementally providing to the Staff a copy of the presentations that the Company has used in these meetings with qualified institutional buyers or institutional accredited investors.

Risk Factors

Risks Related to Our Common Stock and this Offering

Our amended and restated certificate of incorporation will be in effect, page 57

10.

We note your disclosure on pages 57 and 161 that your restated certificate of incorporation will contain an exclusive forum provision. Please revise your prospectus to state that there is uncertainty as to whether a court would enforce such a provision, as Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please file a copy of your restated certificate of incorporation with your next amendment or tell us when you plan to do so. Please note that we may have further comment after review of this document and your revised disclosure.

In response to the Staff’s comment, the Company has revised its disclosure on pages 58, 59, 170 and 171 of the First Amended Registration Statement to clarify the extent to which the exclusive forum provision would apply and to note the uncertainty regarding the enforceability of the provision. The Company advises the Staff that it has filed its amended and restated certificate of incorporation that will be in effect on the closing of the offering as Exhibit 3.4 to the First Amended Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Significant Judgments and Use of Estimates

Stock-Based Compensation Expense

Common Stock Valuations, page 72

11.

Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

The Company acknowledges the Staff’s comment and undertakes that, once an estimated offering price is available, it will provide the Staff with a supplemental letter containing the fair value underlying its equity issuances and an analysis explaining the reasons for any differences between the Company’s recent fair value determinations and the estimated offering price, if any.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

July 5, 2019

Page Six

Business, page 83

12.	Please disclose the material terms of your Pharmacovigilance Agreement with Merck Sharp & Dohme Corp. and your Clinical Trial Collaboration and Supply Agreement with MSD International GmbH.

The Company acknowledges the Staff’s comment. The Company initially viewed its Pharmacovigilance Agreement with Merck Sharp & Dohme Corp. as potentially material and listed such agreement on the exhibit index of the Draft Registration Statement. The Company subsequently conducted a more detailed review of the Pharmacovigilance Agreement and concluded that such agreement is an ordinary course ancillary agreement that is not material. In light of this, the Company has updated its exhibit index on page II-4 to remove the Pharmacovigilance Agreement. The Company continues to regard the Clinical Trial Collaboration and Supply Agreement between the Company and MSD International GmbH, an affiliate of Merck, as material.

In response to the Staff’s comment on the Clinical Trial Collaboration and Supply Agreement, the Company reiterated the description of the material terms of such agreement (also disclosed on page 72 of the First Amended Registration Statement) on page 124 of the First Amended Registration Agreement.

Our Lead Oncology Drug Candidate—FLX475

Our Oncology Solution: FLX475

FLX475 Preclinical Data, page 95

13.

Please disclose the number of mice tested and the range of results observed in each of the preclinical studies of FLX475. Similarly, please disclose whether the inhibitions of 90% of Treg migration, corresponding to 75% receptor inhibition, that was achieved by single daily doses of 75 mg in your Phase 1 clinical trial of FLX475 in healthy volunteers represents the maximum, average or median of the observed results.

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 100-104 of the First Amended Registration Statement.

FLX475: Clinical Trials, page 98

14.

Please disclose whether the two subjects who met the stopping criteria at the highest dose experienced serious adverse events, and, if they did, please disclose the events. In addition, please disclose the number of patients in each cohort.

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 104 of the First Amended Registration Statement.

Our Lead Inflammation Drug Candidate—RPT193

Our Allergic Disease Solution: RPT193

RPT193, page 106

15.

Please disclose the number of mice tested in each of your RPT193 preclinical studies and state whether the results observed were statistically significant based upon the p-values you selected. In this regard, we note that you have added p-values to the graphs on pages 107 to 109. Similarly, in your disclosure regarding your RPT-GCN2i preclinical studies, please disclose the number of tests run in each of your studies and, for the tests that used mice, how many mice were tested in these studies. In addition, please disclose whether the results were statistically significant based upon the selected p-values.

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 114-117, 120 and 121 of the First Amended Registration Statement.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

July 5, 2019

Page Seven

General

16.

Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling your printing and distribution of the preliminary prospectus, that we may have comments after our review of these materials.

In response to the Staff’s comment, the Company advises the Staff that there are no such additional pictures or graphics anticipated to be presented that are not in the First Amended Registration Statement.

*         *         *

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

July 5, 2019

Page Eight

Please contact me at (650) 843-5636 or Sale Kwon at (650) 843-5981 with any questions or further comments regarding the Company’s response to the Staff’s comments.

Sincerely,

/s/ Michael Tenta

Michael Tenta

cc:	Brian Wong, RAPT Therapeutics, Inc.
Eric Hall, RAPT Therapeutics, Inc.
Lisa Moore, RAPT Therapeutics, Inc.
Karen Lam, RAPT Therapeutics, Inc.
Sale Kwon, Cooley LLP
Bruce Dallas, Davis Polk & Wardwell LLP

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com